UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            ASCEND ACQUISITION CORP.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   04350H 308
                                 (CUSIP Number)

                                   Don K. Rice
                                 Wayne, PA 19087
                                  610/420-6523
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 18, 2008
             (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                CUSIP No. 04350h 308
___________________________________________________________________________________________
     1) Names of Reporting Person

             Don K. Rice

             S.S. or I.R.S. Identification No. of Above Person (entities only)

 ___________________________________________________________________________________________
     2) Check the Appropriate Box if a Member of a Group (See Instructions)

                           (a) [ ]
                           (b) [ ]
____________________________________________________________________________________________
     3)  SEC Use Only
____________________________________________________________________________________________
     4)  Source of Funds:
                           PF
____________________________________________________________________________________________
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           N/A
____________________________________________________________________________________________
     6)  Citizenship or place of Organization:
                           United States of America
____________________________________________________________________________________________
                  (7)      Sole Voting Power
Number of                  4,997,229
Shares
Bene-             _________________________________________________________________________
ficially          (8)      Shared Voting Power
owned by                                -0-
Each
Report-           __________________________________________________________________________
ing Person        (9)      Sole Dispositive Power
With                                4,997,229
____________________________________________________________________________________________
                  (10)     Shared Dispositive Power
                                        -0-
____________________________________________________________________________________________
         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                           4,997,229
 ____________________________________________________________________________________________
         12)      Check if the Aggregate Amount in Row (11) excludes certain shares:
                           [   ]
____________________________________________________________________________________________
         13)      Percent of Class Represented by Amount in Box (11):
                           87.2%
____________________________________________________________________________________________
         14)      Type of Reporting Person
                           IN

                              PURPOSES OF AMENDMENT

         This Amendment No. 1 to Schedule 13D relates to shares of common stock in Ascend Acquisition Corp., a Delaware corporation (the "Issuer"). This Amendment No. 1 supplements and amends the initial statement on Schedule 13D filed on August 8, 2007 (the "Initial Statement") by Don K. Rice. This Amendment No. 1 is being filed to report a change in Mr. Rice's beneficial ownership due to the transfer of certain shares owned by him in order to reduce a payable owed by the Issuer, and due to the issuance of a convertible promissory note. Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement. All share figures and per-share price figures take into account a recent one-for-ten reverse stock split.


ITEM 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Initial Statement is being amended to read in its entirety as follows:

         "In December  2005, in connection  with the Issuer's  formation,  Rice  purchased  69,500 shares of Common Stock at a purchase price of approximately  $0.29 per share.  Rice used his personal funds to purchase such shares at that time.
         Effective  April 19, 2006, the Issuer's board of directors  authorized a stock dividend of 0.714285  shares of Common
         Stock for each outstanding  share of Common Stock,  effectively  lowering the purchase price to approximately  $0.167 per share (and increasing the number of shares held by Rice to 119,143 shares).

         In May 2006,  simultaneously with the Issuer's public offering of units ("Units"),  Rice purchased 166,667 Units on a private basis for $6.00 per Unit, or an aggregate  purchase price of  $1,000,002.  Each Unit consists of one-tenth of one share of Common Stock and two  warrants to purchase  one-tenth  of one share of Common  Stock  ("Warrants").  The
         Warrants have an exercise  price of $5.00 per share and will become  exercisable  upon  completion by the Issuer of a business combination with a target business. Rice used his personal funds to purchase such Units at that time.

         At the same time,  Rice also committed to place a limit order to purchase up to $250,000  Warrants in the open market at prices not to exceed $0.60 per Warrant  during the three month period  beginning on the later of (i) 60 days after the  completion  of the  distribution  of the Issuer's  Units and (ii) the  commencement  of separate  trading of the
         Warrants. During this three-month period, Rice purchased 620,000 Warrants using his personal funds.

         On November 18, 2008, Mr. Rice  transferred  13,581 shares to extinguish  legal fees owed by the Issuer to a law firm in the aggregate amount of $617,490 as of September 30, 2008.

         On November 18, 2008, the Issuer executed in favor of Mr. Rice by a promissory note  convertible into up to 4,875,000 shares of Common Stock to represent the outstanding indebtedness."

ITEM 4.  Purpose of Transaction

         Item 4 of the Initial Statement is being amended to read in its entirety as follows:

         "Rice acquired the Shares for investment  purposes.  Rice may acquire additional  securities from time to time in the open market or in private transactions.  Additionally,  Rice holds Warrants to purchase an aggregate of 95,333 shares of the Issuer's  Common Stock.  The Warrants have an exercise  price of $50.00 per share and will become  exercisable upon completion by the Issuer of a business combination with a target business.

         At the date of this Statement,  Rice, except as set forth in this Statement, and consistent with Rice's position with the Issuer, has no plans or proposals which would result in:

         (a)      The  acquisition by any person of additional  securities of the Issuer,  or the disposition of securities of the Issuer;

         (b)      An extraordinary  corporate  transaction,  such as a merger,  reorganization  or liquidation,  involving the
                  Issuer or any of its subsidiaries;

         (c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d)      Any change in the present board of directors or  management of the Issuer,  including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

         (e)      Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any other material change in the Issuer's business or corporate structure;

         (g)      Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions    which   may
                  impede the acquisition of control of the Issuer by any person;

         (h)      Causing a class of securities of the Issuer to be de-listed from a national  securities exchange or to cease to be  authorized  to be quoted in an  inter-dealer  quotation  system of a registered  national  securities association;

         (i)      A class of equity  securities of the issuer becoming  eligible for  termination of registration  pursuant to
                  Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those actions enumerated above."

ITEM 5.  Interest in Securities of the Issuer

         Item 5 of the Initial Statement is being amended to read in its entirety as follows:

         "Rice beneficially owns outright 122,229 shares of Common Stock for which he is the beneficial owner.  Moreover,  Mr.
         Rice is the beneficial  owner of 4,875,000  shares of Common Stock into which a convertible  promissory  note, in the original  principal  amount of  $195,000  executed on November  18, 2008 by the Issuer in favor of Mr.  Rice,  can be converted at any time.  Based on the foregoing,  Mr. Rice  acknowledges  that he is the beneficial owner of 4,997,229 of Common Stock for which he has sole voting and  investment  power.  The foregoing does not include 95,333 shares of
         Common Stock  issuable upon exercise of Warrants held by Rice that are not currently  exercisable  and may not become exercisable  within 60 days.  Other than for his transfer of shares to satisfy an outstanding  Issuer payable and his receipt of the  convertible  promissory  note described  above,  Mr. Rice has not effected any transaction in or with respect to the Common Stock during the past 60 days."

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Initial Statement is being amended to read in its entirety as follows:

         "As of November  18,  2008,  the Issuer owed to Mr. Rice an  aggregate of  $195,000.00,  which was  represented  by a promissory note convertible into up to 4,875,000 shares of Common Stock."

ITEM 7. Material to Be Filed as Exhibits

         Item 7 of the Initial Statement is being amended to read in its entirety as follows:

         "Exhibit


         Number            Exhibit Title

         10.1              Convertible  Promissory  Note  dated  November  18,  2008  in  the  original  principal  amount  of
                           $195,000.00 executed by the Issuer in favor of Don K. Rice"

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November  20, 2008



:/S/   Don K. Rice
----------------------------------
         Don K. Rice, individually

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer of general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                              (SEE 18 U.S.C. 1001).